LICENSE AND SUPPLY AGREEMENT

Between

CYTO BIOTECH INC.

&

AMARILLO BIOSCIENCES, INC.

February 2009

CYTOB-AMAR License  Supply Agree 2-25-2009 redacted   Final Agreement

Exhibit I - HBL License and Supply Agreement

Exhibit II - Specifications

Exhibit III - Certificate of Compliance

CYTOB-AMAR License  Supply Agree 2-25-2009 redacted   Final Agreement

LICENSE AND SUPPLY AGREEMENT

This License and Supply Agreement (“Agreement”) is made as of February 6, 2009 (the “Effective Date”), by and between CytoBiotech, Inc. (CYTOB), a corporation, having a principal place of business at 6F., No.6, Sec.1, Jhongshing Rd.,Wugu Shiang, Taipei county 24872, Taiwan,  and Amarillo Biosciences, Inc., a Texas corporation (“AMAR”), with its principal place of business located at 4134 Business Park Drive, Amarillo, Texas 79110, USA. AMAR and CYTOB are sometimes referred to collectively herein as the “Parties” and individually as a “Party.”

WHEREAS, AMAR has substantial expertise in the oral use of human interferon alpha (“IFN”) and have proprietary rights and Know-How in the field of formulation of oral IFN;

WHEREAS, AMAR is willing to disclose to CYTOB the AMAR Know-How consisting of human clinical data and all other data, including but not limited to, safety, bioavailability, and clinical trial data necessary for CYTOB to obtain regulatory approval for a product for the treatment of human diseases in the Territory; and

WHEREAS, AMAR has an exclusive worldwide license (except Japan) to market and distribute the oral formulation of Hayashibara (known as “HBL”) IFN, and desires to provide HBL oral IFN to CYTOB on the terms and conditions herein set forth, and CYTOB desires to obtain the right to perform clinical trials on, distribute and market, HBL IFN on the terms and conditions herein set forth;

WHEREAS, AMAR owns certain proprietary information, intellectual property, Patents and AMAR Know-How, and other rights relating to the use of low dose oral IFN for the treatment or prevention of human and animal diseases;

WHEREAS, subject to the terms of this Agreement, AMAR desires to grant to CYTOB, and CYTOB wishes to obtain from AMAR, an exclusive supply agreement and distribution license, subject to existing rights, to such Know-How and related intellectual property rights in the Territory in connection with the Product; and

WHEREAS, AMAR is willing to grant such rights and licenses to CYTOB under the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements hereinafter set forth, the Parties mutually agree as follows:

ARTICLE I:

DEFINITIONS

(a) The following terms as used in the Agreement shall, unless the context clearly indicates to the contrary, have the meaning set forth below:

“AMAR Know-How” means all Know-How under the Control of AMAR as of the Effective Date and at any time during the TERM related to (but not claimed under) the AMAR Patent Rights and which is necessary or useful to develop, Manufacture and/or commercialize the Product, including all information, reports, results, inventions, materials, and any other technical and scientific data, specifications and formulae directly related to the development, regulatory approval, Manufacture, testing, use, marketing and/or sale of Product, including non-patentable Improvements, and any nonpublic information relevant to the AMAR Patent Rights, including preclinical and clinical data from AMAR's past, current or future studies, relating to safety or bioavailability, or preclinical or clinical data relating to the use of HBL oral IFN and/or IFN for the treatment or prevention of human diseases.

“AMAR Patent Rights” means all Patent Rights that are under the Control of AMAR as of the Effective Date under US patent laws’ protection, and at any time during the TERM that are necessary or useful to the use, development, Manufacture, marketing, promotion, distribution, sale and/or commercialization of the Product for use in the treatment of the Licensed Indications, and Improvements thereto developed by or on behalf of AMAR during the TERM.

“AMAR Technology” means the AMAR Patent Rights and the AMAR Know-How.

 “Affiliate” means any entity, which directly or indirectly controls, is controlled by or is under common control with either CYTOB or AMAR. The term “control” as used in the preceding sentence means the power to direct or control the affairs of such entity, and control shall be presumed where CYTOB or AMAR or their Affiliates (as the case may be) own Fifty percent (50%) or more of the voting stock or other equity interests of such entity.  CYTOB ownership in AMAR is excluded as an Affiliate.

“Applicable Laws” means all applicable laws, rules, Regulations and guidelines within or without the Territory that may apply to the marketing or sale of the Product in the Territory or the performance of either Party's obligations under this Agreement including laws, Regulations and guidelines governing the marketing, distribution and sale of the Product in the Territory, to the extent applicable and relevant, and including all cGMP or current Good Clinical Practices standards or guidelines promulgated by the FDA or the Governmental Authorities and including trade association guidelines. The laws are also under the designated Territory.

“Certificate of Compliance” means the certificate of compliance in the form attached hereto as Exhibit B or otherwise requested by regulatory agencies in the Territory.

 “CFR” means the United States Code of Federal Regulations.

           “DOH” means the Department of Health in a country in the Territory.

“cGMP” means current good manufacturing practices as defined in 21 CFR § 110 et seq. and established under the Act and applicable Regulations.

 “Confidential Information” means any confidential information (including Know-How) of a Party relating to any human interferon use, process, method, compound, research project, work in process, future development, scientific, engineering, Manufacturing, marketing, business plan, financial or personnel matter relating to the disclosing Party, its present or future product, sales, suppliers, customers, employees, investors or business, whether in oral, written, graphic or electronic form. Confidential Information shall not include any information, which the receiving Party can prove by competent evidence:

(a) is now, or hereafter becomes, through no act or failure to act on the part of the receiving Party, generally known or available or accessible through public domains;

(b) is known by the receiving Party at the time of receiving such information, as evidenced by its written records maintained in the ordinary course of business;

(c) is hereafter furnished to the receiving Party by a Third Party, as a matter of right and without restriction on disclosure;

(d) is independently developed by the receiving Party, as evidenced by its written records, without knowledge of, and without the aid, application or use of, the disclosing Party's Confidential Information; or

(e) is the subject of a written permission to disclose provided by the disclosing Party.

Any Confidential Information will be marked as “Confidential & Proprietary Information” at the foot or head of every page throughout the documents.

“Control” means the possession of the ability to grant a license or sublicense as provided for herein without violating the terms of any agreement or other arrangement with any Third Party.

 “Existing License” means, the HBL Agreement, attached into this document as Exhibit I.

“FDA” means the United States Food and Drug Administration.

“First Commercial Sale” means after obtaining the necessary Governmental Approval, the first sale for use, consumption or resale of a Product by CYTOB, its Affiliates or its sublicensees in the Territory (excluding any transactions for clinical trials). A sale to an Affiliate shall not constitute a First Commercial Sale unless the Affiliate is the end user of the Product.

“GAAP” means United States generally accepted accounting principles, consistently applied in accordance with past practice.

“IFRS” means International Financial Reporting Standards.

“Good Clinical Practices” means good clinical practices as defined in 21 CFR § 50 et. seq. and § 312 et. seq.

“Governmental Approval” means all permits, licenses and authorizations, including Marketing Authorizations, required by any Governmental Authority in the Territory as a prerequisite to the Manufacturing, packaging, marketing and selling of the Product.

“Governmental Authority” means any federal, state, local or other government, administrative or regulatory agency, authority, body, commission, court, tribunal or similar entity, including other entities in each country in the Territory responsible for the regulation of medicinal products intended for human use.

“HBL” means Hayashibara Biochemical Laboratories, Inc. of Okayama, Japan.

“HBL Agreement” means the Joint Development and Manufacturing/Supply Agreement by and between HBL and AMAR dated as of March 13, 1992 (Exhibit Ia), as amended by the First Amendment to Joint Development and Manufacturing/Supply Agreement dated as of January 17, 1996 (Exhibit Ib) and the Addendum to Manufacturing/Supply Agreements dated as of May 10, 1996 (Exhibit Ic) and September 7, 2001 (Exhibit Id).

“HBL IFN” means the cell culture derived human lymphoblastoid IFN produced by HBL.

“Improvements” means any and all developments, inventions or discoveries in the Licensed Indication relating to the AMAR Patent Rights developed by AMAR, or acquired by AMAR at any time during the TERM and shall include developments intended to enhance the safety and/or efficacy of the Product.

“IFN” means human interferon alpha.

 “Know-How” means all know-how, trade secrets, inventions, data, processes, techniques, procedures, compositions, devices, methods, formulas, protocols and information, whether or not patentable, which are not generally publicly known, including, without limitation, all chemical, biochemical, toxicological, and scientific research information, whether in written, graphic or video form or any other form or format, used to produce human interferon alpha and its oral formulation.

“Licensed Indications” means all human and animal clinical indications.

“Manufacture” or “Manufacturing Process” means the storage, handling, production, processing and packaging of the Product, in accordance with this Agreement and Applicable Laws.

“Marketing Authorization” means all necessary and appropriate regulatory approvals, including Pricing and Reimbursement Approvals, where applicable, to put the Product on the market in the Territory.

“Material Agreements” means the Existing License.

“NDA” means a new drug application, biological license application or establishment license application, as applicable, and all amendments and supplements thereto, filed or to be filed, with the FDA seeking authorization and approval to Manufacture, package, ship and sell the Product as more fully described in the Regulations.

“Net Sales” means the invoice amounts actually received for sales of the Product by CYTOB, its Affiliates or sublicensees in a bona fide arm's length transaction, less the following items, provided that they are bona fide transactions designed to optimize the sales of Product (a) cash discounts and trade allowances actually granted, (b) rebates and chargebacks required by Applicable Laws or made pursuant to agreements with customers, (c) credits or allowances actually granted upon claims, damaged goods, outdated goods, rejections or returns of such Product, including recalls, (d) taxes, tariffs and similar obligations, duties or other governmental charges (other than income taxes) levied on, absorbed or otherwise imposed on sales of such Product in the Territory and shown separately on the invoice, (e) shipping charges and (f) insurance costs related to shipping.

Components of Net Sales shall be determined in the ordinary course of business in accordance with historical practice and using the accrual method of accounting in accordance with GAAP or IFRS, but shall not include any sales of the Product for pre-clinical or clinical testing or for other than commercial purposes.

In the event CYTOB transfers the Product to a Third Party in a bona fide arm's length transaction, for consideration, in whole or in part, other than cash or to a Third Party in other than a bona fide arm's length transaction, the Net Sales price for such Product shall be deemed to be the standard invoice price then being invoiced by CYTOB in an arms length transaction with similar customers for similar amounts less the items set forth in (a) through (f) above.

“Patent Rights” means all rights related to human interferon alpha under patents and patent applications, and any and all patents issuing there from (including utility, model and design patents and certificates of invention), together with any and all substitutions, extensions (including supplemental protection certificates), registrations, confirmations, reissues, divisional, continuations, continuations-in-part, re-examinations, renewals and foreign counterparts of the foregoing and all Improvements, supplements, modifications or additions during the term.

“Phase IV” means, as applicable, a study or program designed to obtain additional safety or efficacy data, detect new uses for a drug, or to determine effectiveness for labeled indications under conditions of widespread usage, which is commenced after Government Approval of the Product in the applicable country in the Territory or any such study or program required by the FDA or other applicable Governmental Authority.

 “Pricing and Reimbursement Approvals” means any pricing and reimbursement approval, by government agency in the Territory, that must be obtained before placing the Product on the market in the Territory in which such approval is required.

“Prime Rate of Interest” means the prime rate of interest published from time to time in The Wall Street Journal as the prime rate; provided, however that if The Wall Street Journal does not publish the prime rate of interest, then the term “Prime Rate of Interest” shall mean the rate of interest publicly announced by Bank of America, N.A., as its prime rate, base rate, reference rate or the equivalent of such rate, whether or not such bank makes loans to customers at, above, or below said rate.

“Product” means a formulation or composition containing HBL IFN and designated, detailed, or labeled for oral use in the treatment of the Licensed Indications.

“Regulations” means regulations, statutes, rules, guidelines and procedures promulgated by the FDA or other governmental agency pursuant to the Act or other law, including without limitation, those regulations currently contained in Title 21 of the CFR.

“SFDA” means the State Food and Drug Administration of a country in the Territory.

“Shipment” or “Shipped” means each individual group of Product received by CYTOB from AMAR or its agent.

“Specifications” means the specifications for the Product.  The initial Specifications are attached hereto as Exhibit V.

“Territory” Cambodia, Indonesia, Philippines, Thailand, Vietnam and (subject to the existing license and supply agreement with CytoPharm) China, Taiwan and Malaysia (see Miscellaneous 16.02 and 16.03).

“Third Party” means any entity other than AMAR or CYTOB or an Affiliate of AMAR or CYTOB.

Unit” means a single finished dosage form of Product in the form designated by CYTOB, which initially, for clinical supplies, shall consist of a 200 mg by weight, with up to 200  international units (IU) by activity, tablet or lozenge. Clinical testing may result in a change in the optimal dose and require a new definition of “Unit.”

(b) Each of the following terms is defined in the Section or under the defined term set forth opposite such term below:

AMAR Preamble
ADE Section 9.02
Agreement Preamble
Clinical Records Section 2.02(c)
Disputed Amount Section 5.03(a)
DMF Section 2.02(b)
Effective Date Preamble
Force Majeure Section 16.10
CYTOB Preamble
Indemnitee Section 13.03
Indemnitor Section 13.03
Loss Section 13.01
Parties Preamble
Party Preamble
Purchase Price Section 7.01
Representatives Section 15.01
Milestone Payments Section 4.02
SEC Section 15.02
SOP Section 9.02
TERM Section 5.01

(c) Interpretation. The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Except where the context clearly requires to the contrary: (i) each reference in this Agreement to a designated “Section” or “Exhibit” is to the corresponding Section or Exhibit of or to this Agreement; (ii) instances of gender or entity-specific usage (e.g., “his” “her” “its” “person” or “individual”) shall not be interpreted to preclude the application of any provision of this Agreement to any individual or entity; (iii) the word “or” shall not be applied in its exclusive sense; (iv) “including” shall mean “including, without limitation”; (v) references to laws, Regulations and other governmental rules, as well as to contracts, agreements and other instruments, shall mean such rules and instruments as in effect at the time of determination (taking into account any amendments thereto effective at such time without regard to whether such amendments were enacted or adopted after the effective date of this Agreement) and shall include all successor rules and instruments thereto; (vi) references to “$” or “dollars” shall mean the lawful currency of the United States; (vii) references to “Federal” or “federal” shall be to laws, agencies or other attributes of the United States (and not to any State or locality thereof); (viii) the meaning of the terms “domestic” and “foreign” shall be determined by reference to the United States; (ix) references to “days” shall mean calendar days; (x) references to months or years shall be to the actual calendar months or years at issue (taking into account the actual number of days in any such month or year); (xi) days, business days and times of day shall be determined by reference to local time in Amarillo, Texas; and (xii) the English language version of this Agreement shall govern all questions of interpretation relating to this Agreement, notwithstanding that this Agreement may have been translated into, and executed in, other languages.

ARTICLE II:

RESEARCH AND DEVELOPMENT

Section 2.01.  AMAR Obligations.

(a) As soon as reasonably practicable after the Effective Date, AMAR will make available all AMAR Know-How to CYTOB for CYTOB's inspection and at CYTOB's request will provide CYTOB with a copy of all AMAR Know-How in tangible form and a written summary of all AMAR Know-How not in tangible form. In the event CYTOB request that more than 1,000 pages be copied in connection with the foregoing, CYTOB shall reimburse AMAR for AMAR’s actual out of pocket costs for making copies in excess of 1,000 pages, CYTOB shall pay AMAR such amounts within 30 days following CYTOB’s receipt of an invoice therefore accompanied by documentation reasonably supporting such invoice.

(b) AMAR agrees to maintain, or ask HBL to maintain, the Drug Master File (“DMF”) for HBL IFN up-to-date at all times during the TERM. AMAR shall cooperate fully with CYTOB in order to obtain all the Marketing Authorizations, which now are or later become necessary to develop, Manufacture, use, market or sell any Product. Such cooperation shall include, but not be limited to, AMAR providing CYTOB with the AMAR Know-How and AMAR appearing at and participating in meetings with regulatory agencies at the reasonable request of CYTOB to assist CYTOB in obtaining such Marketing Authorizations as are now required, or may in the future be required to Manufacture, use, market or sell any Product. AMAR shall execute, or ask third parties to execute, upon request by CYTOB, any and all documents reasonably necessary to obtain such Marketing Authorizations. CYTOB (with its written pre-approval) shall reimburse AMAR for any reasonable out-of-pocket costs, including reasonable attorney's fees, employee salary and travel expenses incurred by AMAR in connection with such cooperation.  If CYTOB will not approve the reimbursement, then AMAR shall not be required to perform the task.

(c) AMAR shall provide to CYTOB or any sub-licensee of CYTOB, at CYTOB's request and, unless otherwise set forth in this Agreement, CYTOB’s sole expense, with AMAR Technology reasonably necessary to enable CYTOB or such sub-licensee to exercise fully its rights and fulfill its obligations under this Agreement.

(d) AMAR and CYTOB will review the Patent Rights related to CYTOB’s activities in the Territory.  Once the Parties agree to a strategy, CYTOB will make its best efforts to maintain all necessary AMAR Technology in the Territory (see Section 11.01).

Section 2.02.  CYTOB Obligations.

(a) CYTOB will use commercially reasonable efforts to timely complete at the sole cost and expense of CYTOB (i) clinical trials and development of Product for the treatment of the Licensed Indications, (ii) animal toxicology and other pre-clinical studies required for commercial launch of the Product, and (iii) other tasks supporting commercialization of the final formulation of the Product.

(b) CYTOB shall use commercially reasonable efforts to timely secure any and all Governmental Approvals in the Territory and shall own and maintain all Governmental Approvals and related information as provided herein. The Parties agree and acknowledge that Governmental Approval for the Product will be sought in the Territory.

(c) CYTOB shall maintain records in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes and shall properly reflect all work done and results achieved in the performance of its duties hereunder (including all data in the form required to be maintained under any Applicable Laws), and any subsequent pre-clinical or clinical studies (the “Clinical Records”). The Clinical Records generated in the Territory shall be owned by CYTOB and shall be considered Confidential Information of CYTOB and AMAR.  AMAR may request the Clinical Records, and CYTOB shall provide the Clinical Records to AMAR.  These records include books, records, reports, research notes, charts, graphs, comments, computations, analyses, compilations, recordings, photographs, computer programs and documentation thereof, computer information storage means, samples of materials and other graphic or written data generated in connection with CYTOB's research and development activities with respect to the Product, except for those records and data prohibited to bring out of the Territory.

(d) In the event AMAR requests that more than 1,000 pages be copied in connection with the foregoing, AMAR shall reimburse CYTOB for CYTOB’s actual out of pocket costs for making copies in excess of 1,000 pages, AMAR shall pay CYTOB such amounts within 30 days following AMAR’s receipt of an invoice therefore accompanied by documentation reasonably supporting such invoice.

(e) AMAR has the right, upon fifteen business days’ prior written notice to CYTOB, to review the Clinical Records associated with human oral IFN upon request and during normal business hours, and CYTOB shall, subject to Applicable Laws, provide AMAR upon request with a copy of all requested Clinical Records, at AMAR’s cost, to the extent reasonably required for the exercise of AMAR's rights under this Agreement. AMAR may use the Clinical Records and the summaries thereof for commercial and regulatory approval purposes. If AMAR wants to provide a non-governmental entity Third Party with the Clinical Records or a summary thereof or use information contained in such records for a commercial purpose, AMAR may do so as long as the non-governmental entity Third Party agrees to the Confidentiality provisions of Section 15.01.

(f) Failure of CYTOB to commercialize any Product in a country of the Territory within two (2) years from the date of AMAR’s first FDA approval to treat a human or animal disease shall cause that country to be deleted from the Territory.

(g) Failure of CYTOB to commercialize Product for a clinical indication within two (2) years from the date of AMAR’s first FDA approval to treat a human or animal disease shall cause that clinical indication to be deleted from the Agreement.

Section 2.03.  Availability of Resources; Cooperation.

Each Party shall maintain laboratories, offices and/or other facilities reasonably necessary to carry out the activities to be performed by such Party hereunder. Upon reasonable advance notice, each Party agrees to make its employees and non-employee consultants reasonably available at their respective work locations to consult with the other Party on issues arising during the collaboration and in connection with any request from any Governmental Authority, including regulatory, scientific, technical and clinical testing issues.  Such meeting may be arranged through the internet or site visit. The meetings should be arranged within 15 working days after the requests, where feasible.

Section 2.04.  Reporting Obligations of CYTOB.

On or prior to December 31st of each year during the TERM of this Agreement CYTOB shall provide AMAR with a report of ongoing development efforts, including a report of efforts by CYTOB with respect to clinical testing, regulatory approval efforts, marketing/sales strategy, and any other areas into which CYTOB's reasonable business efforts in accordance with this paragraph may reasonably be categorized. Such report shall be provided in English and shall be accompanied by samples of labeling, instructions, promotional and other support materials, if any, developed for CYTOB's sales force, patients, physicians, or other outside parties.

ARTICLE III:

LICENSE

Section 3.01.  License and Supply Grant.

Subject to the terms of this Agreement and the Existing Licenses, AMAR hereby grants to CYTOB:

(a) an exclusive sublicense, with rights to sublicense (subject to Section 16.12), under the AMAR Technology to use the AMAR Technology to market, advertise, promote, Manufacture, offer for sale, sell, and distribute the Product in the Territory; and

(b) an exclusive sublicense, with rights to sublicense (subject to Section 16.10), under all rights granted to AMAR pursuant to the HBL Agreement to market, advertise, promote, Manufacture, offer for sale, sell, and distribute the Product in the Territory.

In addition to the purchase price of Product, if CYTOB licenses the right to a third unrelated party (except for those who are CYTOB’s subsidiaries), AMAR shall receive _____ percent (_____%) of any license fee, option fee, or other payment, which CYTOB may receive for the sublicense of rights under this Agreement to the sale and/or use of Product.

Section 3.02.  Restrictions.

CYTOB shall have the right to use and sell Product only in the Territory and only for use in the treatment of the Licensed Indications. CYTOB shall not seek customers, establish any branch or maintain any distribution depot for Product in any country outside the Territory. CYTOB shall not sell Product to any customer in any country outside the Territory or to any customer in the Territory if, to the knowledge of CYTOB, such customer intends to resell such Product in any country outside the Territory.

Section 3.03.  Retained Rights.

AMAR retains all rights other than as set forth in this Agreement to HBL IFN and IFN, including without limitation, the right to test, develop, license, sublicense, market, distribute or otherwise use IFN and HBL IFN for treatment of the Licensed Indications outside the Territory.

ARTICLE IV:

PAYMENTS

Section 4.01.  Initial Fee.

On the Effective Date, as an initial license fee, CYTOB shall pay to AMAR a sum equal to _______________ US Dollars ($________).  This fee will be wired into AMAR’s designated bank account within 5 days of the Effective Date. Failure to make this initial payment shall cause the Agreement to be terminated and to be of no further force or effect (except for Article XV). Upon receipt of the initial license fee, AMAR shall provide CYTOB with all the existing regulatory documents in AMAR’s possession that are needed to obtain government approval for trials in a country in the Territory.  The documents include those that submitted to FDA and SFDA for clinical trials.

Section 4.02.  Stock Purchase.

(a) On the Effective Date, CYTOB shall purchase via a private placement three million shares of common stock at $0.10 per share from AMAR for a total investment of three hundred thousand ($300,000) dollars.  CYTOB shall be granted three million warrants to purchase common stock in the next 3 years for twenty cents ($0.20) per share.  The Stock shall be restricted under SEC Rule 144 and con not be sold for 6 months.  Since this is a Stock purchase, the full amount of three hundred thousand dollars will be delivered.  Stock purchase funds will be wired into AMAR’s designated bank account on or before February 16, 2009. Failure to make this stock purchase payment shall cause the Agreement to be terminated and to be of no further force or effect (except for Article XV).

(b) Subject in each case to AMAR’s Bylaws and Securities and Exchange Commission Rules and Regulations (including those applicable to the solicitation of proxies for annual and special meetings of shareholders), AMAR’s management shall, upon completion of the stock purchase described herein above, take such steps as may be required and lawfully permitted to elect a nominee of CYTOB to the Board of Directors of AMAR; and to have such Director (or other nominee of CYTOB) reelected at the next ensuing annual meeting of shareholders of AMAR.

Section 4.03. Minimum Yearly Purchase Order and Minimum Sales.

CYTOB shall meet or exceed the following annual minimum total sales. If CYTOB does not achieve these levels, AMAR will have the right to terminate the Agreement. Year 1 means the first 12 months after all approvals are obtained in one country in the territory:
Year 1                                                      $__________
Year 2                                                      $__________
Year 3 and Beyond                                $__________

Section 4.04.  Reports.

CYTOB shall furnish to AMAR a quarterly written report (in sufficient detail to determine the relevant amounts and dates specified in this Section 4.05), which report shall contain at a minimum (a) the number of lozenges sold; (b) the calculation of Net Sales; (c) royalties payable in U.S. dollars, if any, which shall have accrued hereunder based upon Net Sales; (d) withholding taxes, if any, required by law to be deducted with respect to such sales; (e) the dates of the First Commercial Sale of any Product; and (f) the exchange rates, if any, used to determine the amount of United States dollars (collectively, the “Royalty Statement”). Reports shall be due on the 45th day following the close of each quarter.

Section 4.05. Records and Audits.

During the TERM and for a period of two years thereafter or upon written notice to CYTOB received prior to the expiration of such two year period as otherwise required in order for AMAR to comply with Applicable Law, CYTOB shall keep complete and accurate records in sufficient detail to permit AMAR to confirm the completeness and accuracy of the information presented in each Royalty Statement and all payments due hereunder. CYTOB shall permit an independent, certified public accountant reasonably acceptable to CYTOB to audit and/or inspect those records of CYTOB (including financial records) that relate to number of lozenges sold and Net Sales for the sole purpose of verifying the completeness and accuracy of the Royalty Statements and, the calculation of Minimum Royalties, Net Sales and confirming royalty payments for the Product, during the preceding calendar year. Such inspection shall be conducted during CYTOB’s normal business hours, no more than once in any 12-month period and upon at least thirty (30) days’ prior written notice by AMAR to CYTOB. If such accounting firm concludes that such payments were underpaid during the periods reviewed by such accountants, CYTOB shall pay AMAR the amount of any such underpayments, within thirty (30) days of the date AMAR delivers to CYTOB such accounting firm's report so concluding that such payments were underpaid.  If CYTOB fails to remit the payment within thirty (30) days, interest at a rate equal to the Prime Rate of Interest shall be imposed starting from the 31st day.  If such accounting firm concludes that such payments were overpaid during such period, AMAR shall pay to CYTOB the amount of any such overpayments, without interest, within thirty (30) days of the date AMAR delivers to CYTOB such accounting firm's report so concluding that such payments were overpaid. If AMAR fails to remit payment within 30 days, interest at a rate equal to the Prime Rate shall be imposed starting from the 31st day.  Provisions in this Section 4.06 requiring either Party to pay interest shall not prevent the other Party from immediately taking all actions necessary to collect all amounts due, or to enforce any other remedy under this Agreement.  AMAR shall bear the full cost of such audit unless such audit discloses an underpayment by more than 5% of the amount due during such period. In such case, CYTOB shall bear the full cost of such audit. CYTOB shall provide AMAR a copy of the CYTOB audited financial statements with sufficient detail to show the portion of revenue from oral interferon sales each year to be delivered to AMAR within 3 months of the end of CYTOB’s fiscal year.

Section 4.06.  Exchange Rate; Manner and Place of Payment.

All payments hereunder shall be payable in United States dollars. With respect to each calendar quarter, whenever conversion of payments from any foreign currency shall be required, such conversion shall be made at the rate of exchange reported in The Wall Street Journal on the last business day of the applicable calendar quarter. All payments owed under this Agreement shall be made by wire transfer to a bank account designated in writing by AMAR, unless otherwise specified in writing by AMAR.

Section 4.07. Late Payments.

Unless otherwise provided in this Agreement, upon the failure of CYTOB to pay any amount due under this Agreement within fifteen (15) days after receipt of notice by AMAR that such amount has become due and payable and has not been paid, CYTOB shall pay interest to AMAR on such amount from the date such amount is due under this Agreement at the rate of 12% per annum calculated on the number of days such payment is delinquent.  Nothing in this Section 4.05 shall relieve CYTOB of CYTOB’s obligation to make payments.

Section 4.08.  Taxes.

All taxes levied on account of the payments accruing to AMAR under this Agreement shall be paid by AMAR for its own account, including taxes levied thereon as income to AMAR. If provision is made in law or regulation for withholding, such tax shall be deducted from the payment made by CYTOB, paid to the proper taxing authority and a receipt of payment of the tax secured and promptly delivered to AMAR.

Section 4.09.  Other Payments

Further payments shall be made as provided in ARTICLE VII or elsewhere in this agreement.

ARTICLE V:

TERM AND TERMINATION

Section 5.01. Term.

This Agreement will take effect on the Effective Date and will remain in force through February 28, 2024 (the “TERM”) after which it shall automatically be renewed for successive periods of one year each, unless terminated earlier under provisions of this Article V or if notice of termination is given by either Party at least one hundred twenty (120) days prior to the December 31st anniversary of any year after 2023.

Section 5.02. Termination By CYTOB.

CYTOB may terminate this Agreement by notice to AMAR as follows:

(a) immediately, if CYTOB reasonably determines based upon the clinical trials and after consultation with AMAR that receipt of Governmental Approval for a Product is unlikely, and/or

(b) immediately, if CYTOB reasonably determines based upon the market competition and after consultation with AMAR that the profitability of the Product is unlikely.

Section 5.03.  Termination by AMAR.

AMAR may terminate this Agreement by written notice to CYTOB, upon any of the following conditions:

(a) if CYTOB shall fail to make any payments to AMAR on the date on which such payments are due hereunder and such failure continues for more than 10 days after CYTOB’s receipt of notice of such failure to pay; or

(b) if CYTOB shall commit any material breach of the provisions of this Agreement other than a breach set forth in subsections (a) above, provided that AMAR has first given CYTOB notice specifying the details of the material breach, and CYTOB has not cured such material breach, if such breach is capable of being cured within such time period, within 45 days of the effective date of such notice; or

(c) if CYTOB fails to launch and diligently market the product in the Territory within twelve (12) months after obtaining all necessary government approvals.

(d) if CYTOB fails to use commercially reasonable efforts as required in Section 2.02 regarding at least one Licensed Human Indication, such failure shall be cause for Termination of this Agreement.  For example, if CYTOB fails to enroll patients in human clinical trials in one or more Clinical Indications within two (2) years of the Effective Date, then the Agreement shall be terminated.

(e) anytime after 2/28/2024 with or without cause upon 3 months prior written notice to CYTOB, or,

(f) if the HBL Agreement is terminated, 120 days after such termination; provided, however, in such event, ABI will use its best efforts both before and after termination of the HBL Agreement to obtain a modification or extension of the HBL Agreement, and if such efforts are unsuccessful, or if for any other reason AMAR should no longer be able to supply CYTOB with Product as required by this Agreement, CYTOB may thereafter attempt to negotiate and enter into an agreement with HBL pursuant to which HBL will supply CYTOB with Product.

Section 5.04.  Termination Upon Certain Events.

This Agreement may be terminated by the Party specified below immediately upon written notice to the other Party of the occurrence of either of the following events:

(a) by either Party upon a cessation of operations in the ordinary course of the other Party or the institution by or against such Party as debtor of any proceeding (whether voluntary or involuntary) in bankruptcy or for dissolution, liquidation, reorganization, arrangement or the appointment of a receiver, trustee or judicial administrator (or the equivalent thereof in the jurisdiction in question) or any other proceeding under the law for the relief of debtors, if, in the case of an involuntary proceeding, the same shall not have been dismissed or stayed within 45 days after its institution; or

(b) by either Party if the other Party makes an assignment for the benefit of, or arrangement with, its creditors or becomes unable to pay its debts as they become due.

(c) A Party's failure to terminate this Agreement for any of the reasons specified in this Section 5.04 shall not in any way be deemed a waiver of such Party's rights in respect thereof or otherwise limit its rights to enforce the obligations hereunder.

Section 5.05.  Remedies.

All of the non-breaching Party's remedies shall be cumulative, and the exercise of one remedy hereunder by the non-defaulting Party shall not be deemed to be an election of remedies. These remedies shall include the non-breaching Party's right to sue for damages for such breach without terminating this Agreement.

Section 5.06. Effect of Termination.

In the event of termination of this Agreement:

(a) Neither Party shall be discharged from any liability or obligation to the other Party that became due or payable prior to the effective date of such termination;

(b) CYTOB shall discontinue, and shall cause its Affiliates and sublicensees to discontinue, the sale of the Product; CYTOB shall have a period of six months to sell off its inventory of Product existing on the date of termination; and

(c) In the event of termination by AMAR under Section 5.03, all duties of AMAR (other than under Section 5.08) and all rights and duties of CYTOB (other than under Sections 5.08, 2.02(c), 2.02(e), 2.04, 4.04 and 4.05) under this Agreement shall immediately terminate without the necessity of any action being taken either by AMAR or by CYTOB.

Section 5.07. Bankruptcy.

In the event that AMAR as a debtor in possession, or a trustee in bankruptcy under the U.S. Bankruptcy Code, rejects this Agreement or CYTOB’s right to continue the licenses under this Agreement, CYTOB may elect to retain its license rights under the Agreement by paying all applicable fees, and otherwise acting in accordance with Section 365(n) of the U.S. Bankruptcy Code. Thereafter, neither AMAR as debtor in possession, nor a trustee in bankruptcy, shall interfere with the rights of CYTOB to use the AMAR Technology under this Agreement.

Section 5.08.  Continuing Obligations.

Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination. Except as otherwise set forth in this Agreement, the obligations and rights of the Parties under Articles X, XIII, XIV (other than Section 14.03), and Sections 5.06-5.09, and 12.02, and 15.01 (for the period set forth therein) shall survive expiration or termination of this Agreement.

Section 5.09. Return of Confidential Information.

Except to the extent necessary for CYTOB to exercise its rights to the AMAR Technology under Section 5.07, within 30 days following the expiration or termination of this Agreement, each Party shall return to the other Party, or destroy, upon the written request of the other Party, any and all Confidential Information of the other Party in its possession and upon a Party's request, such destruction (or delivery) shall be confirmed in writing to such Party by a responsible officer of the other Party. Notwithstanding the provisions of this Section 5.09, either Party may retain one (1) copy of such Confidential Information for the sole purpose of determining its continuing confidentiality obligation to the other Party under this Agreement.

ARTICLE VI:

SUPPLY, MANUFACTURE AND PURCHASE OF PRODUCT

Section 6.01.  Supply of Product and Bulk Interferon.

Subject to the terms of this Agreement, AMAR agrees to ask HBL to Manufacture or cause to be Manufactured for, and sell exclusively to CYTOB in the Territory, CYTOB’s total requirements for the Product in the Territory on the terms and conditions set forth herein. AMAR shall provide Units from HBL as directed in a forecast by CYTOB, at CYTOB’s sole discretion. CYTOB may, at CYTOB’s sole expense, subcontract any part of the manufacturing of bulk IFN into Product or packaging for the Product to Third Parties provided the Product and the facilities used to package the Product continue to meet the requirements set forth in this Agreement. CYTOB will bear the cost of validation and necessary stability testing, and any manufacturing setup costs or up front fees.

Section 6.02. Supply and Manufacturing Rights.

(a) During the TERM, CYTOB shall have the right to purchase Product from AMAR in accordance with the terms of this Agreement.

(b) If at any time during the TERM AMAR shall have both (i) materially breached this Agreement, and (ii) filed for protection under the bankruptcy laws of the United States, CYTOB may thereafter attempt to negotiate and enter into an agreement with HBL pursuant to which HBL will supply CYTOB with IFN.

Section 6.03.  Quality Assurance.

AMAR shall ask HBL to Manufacture or cause to be Manufactured the Product in accordance with the Specifications and this Agreement. CYTOB shall promptly notify AMAR in writing of any changes required by a Governmental Authority in the Specifications or CYTOB’s quality assurance procedures that would render AMAR or its supplier unable to supply the Product in accordance with the terms of this Agreement. The Parties agree to develop and execute an appropriate action plan in such situation. Any additional costs or expenses shall be paid by CYTOB.

Section 6.04.  AMAR's Duties.

AMAR agrees to ask HBL to furnish to CYTOB with every Shipment a written certificate of analysis and Certificate of Compliance that confirms conformity of the Product to the Specifications and this Agreement. CYTOB shall analyze each Shipment promptly upon receipt in accordance with Section 8.02. In addition, AMAR shall as HBL to:

(a) provide CYTOB with written sampling and testing procedures used by AMAR or its manufacturer to assure that the Product conforms to the Specifications;

(b) retain a sample of each batch of Product for a period equal to the greater of (i) one year after the date of Manufacture of such batch of Product or (ii) such period as required by Applicable Laws. Upon the request of CYTOB, AMAR shall ask HBL to make such samples available to CYTOB for inspection. The retained sample shall be sufficient in size to allow CYTOB to perform tests to determine whether the Product meets the Specifications. AMAR shall store the retained sample in accordance with the Specifications and Applicable Law,

(c) maintain records to ensure CYTOB’s ability to perform a complete lot history via lot tracing of the Product,

(d) keep on file all manufacturing records and analytical results pertaining to the Manufacture of each batch of Product for a period expiring not earlier than one year after the expiration date of the last lot of the last batch of Product Manufactured and Shipped to CYTOB. AMAR shall make, and shall cause any Third Party manufacturer to make, such records available to CYTOB upon request,

(e) provide CYTOB with notice within 48 hours following AMAR's receipt of notification of any scheduled inspection, and as soon as possible following AMAR's receipt of notification of any unscheduled inspection, by any Governmental Authority of AMAR's facilities, books or records, or of the facilities, books or records of any subcontractor being utilized by AMAR to perform any portion or all of the Manufacture or development of the Product. AMAR shall inform such Governmental Authority that CYTOB may desire to be present at such inspection; provided that CYTOB’s right to be present is subject to approval by such Governmental Authority and subject to CYTOB being available at the time and date established by such Governmental Authority and, with respect to any inspection of HBL's facilities, HBL's consent to the presence of CYTOB at such inspection. AMAR shall use reasonable efforts to secure a time and date for such inspection that is reasonably acceptable to CYTOB; provided, however, that AMAR alone shall have the right to make the final decision on all such matters;

(f) maintain at its expense any and all licenses, permits and consents necessary or required to perform its obligations under this Agreement; and

(g) ensure that all Products delivered, have a remaining shelf life from the time of manufacture of not less than three years if refrigerated to at least 2-8 degrees Centigrade or one year, if maintained at or below 25 degrees centigrade.

Section 6.05.  CYTOB's Duties if Manufacturing.

CYTOB agrees to furnish to AMAR with every Shipment a written certificate of analysis and Certificate of Compliance that confirms conformity of the Product to the Specifications and this Agreement. AMAR shall analyze each Shipment promptly upon receipt in accordance with Section 8.02. In addition, CYTOB shall:

(a) provide AMAR with written sampling and testing procedures used by CYTOB or its manufacturer to assure that the Product conforms to the Specifications;

(b) retain a sample of each batch of Product for a period equal to the greater of (i) one year after the date of Manufacture of such batch of Product or (ii) such period as required by Applicable Laws. Upon the request of AMAR, CYTOB shall make such samples available to AMAR for inspection. The retained sample shall be sufficient in size to allow AMAR to perform tests to determine whether the Product meets the Specifications. CYTOB shall store the retained sample in accordance with the Specifications and Applicable Law,

(c) maintain records to ensure AMAR’s ability to perform a complete lot history via lot tracing of the Product,

(d) keep on file all manufacturing records and analytical results pertaining to the Manufacture of each batch of Product for a period expiring not earlier than one year after the expiration date of the last lot of the last batch of Product Manufactured by CYTOB. CYTOB shall make, and shall cause any Third Party manufacturer to make, such records available to AMAR upon request.

Section 6.06.  Failure to Supply.

AMAR shall immediately notify CYTOB if AMAR or HBL is unable to fill any purchase order placed by CYTOB pursuant to Section 7.06, and advise CYTOB of the revised delivery date. CYTOB shall then have the option of terminating the purchase order without obligation of payment or of accepting the revised delivery date. If AMAR or HBL is unable to cure to CYTOB’s reasonable satisfaction the circumstances giving rise to such failure within 15 business days after such notice, CYTOB shall not be obligated to purchase any further Product from AMAR under the then existing forecasts.

Notwithstanding the foregoing, AMAR shall not be deemed to be unable to fill any order placed by CYTOB if AMAR's inability to fill any order arises as a result of HBL’s inability to fill any order or a _____% or greater increase in CYTOB’s order over CYTOB’s immediately prior forecast. For example, if CYTOB’s forecast for the initial three-month period was for _____ Units and CYTOB’s forecast for the second three-month period was for _____ Units, then, if after the time the second three-month forecast becomes firm pursuant to Section 7.06(a), CYTOB increased its orders, AMAR or HBL would not be deemed to be unable to supply Product for any amount in excess of _____ Units for such three-month period

Section 6.07.  Allocation.

If AMAR is unable to supply all of the requirements of the Product, and quantities ordered by CYTOB in accordance with Section 7.06, then AMAR shall allocate the resources available to it so that CYTOB receives at least its proportional share of available supplies as determined based on reasonable forecasts (taking into consideration past sales and sales performance against forecast) of CYTOB.

Section 6.08. Records and Audits.

During the TERM and for a period of two years thereafter or such longer period as is required in order for CYTOB to comply with Applicable Law, AMAR shall keep complete and accurate records in sufficient detail to permit CYTOB to confirm the completeness and accuracy of the information presented in each invoice sent to CYTOB pursuant to this Agreement and all payments made by CYTOB relying on such invoices hereunder. AMAR shall permit an independent, certified public accountant reasonably acceptable to AMAR to audit and/or inspect those records of AMAR (including financial records) that relate to such invoices for the sole purpose of verifying the completeness and accuracy of such invoices during the preceding calendar year. Such inspection shall be conducted during AMAR's normal business hours, no more than once in any 12-month period and upon at least ten days prior written notice by CYTOB to AMAR. If such accounting firm concludes that such payments were overpaid during the periods reviewed by such accountants, AMAR shall pay CYTOB the amount of any such overpayments, plus interest at a rate equal to the Prime Rate of Interest, within 30 days of the date CYTOB delivers to AMAR such accounting firm's report so concluding that such payments were overpaid. CYTOB shall bear the full cost of such audit unless such audit discloses an overpayment by more than 5% of the amount due during such period. In such case, AMAR shall bear the full cost of such audit.

ARTICLE VII:

PURCHASE AND SALE

Section 7.01.  Purchase Price, Payment, and Royalty

AMAR shall sell, and CYTOB shall purchase Product for human health at a purchase price equal to $_____ per Unit (up to 200 IU) plus a _____ percent (_____%) royalty on Net Sales in human health. AMAR agrees to provide the Units in foil-wrapped strips of ten (2x5 arrangement). CYTOB agrees to package the Product as needed for commercial sales.  The price per Unit for clinical testing will be negotiated in good faith, but the price will depend on volume and packaging needed.  If CYTOB wants to manufacture bulk IFN into their own finished Product with concentration of no more than _____ IU of IFN and _____ mg of ACM per lozenge and for human use, CYTOB shall pay AMAR $_____ per lozenge plus _____ percent (_____%) of Net Sales.  Alternatively, for animal health, CYTOB may purchase bulk HBL IFN at $_____ per million IU and anhydrous crystalline maltose for __________ dollars ($________) per kilogram and pay _____ percent (_____%) royalty on Net Sales for animal health.  AMAR shall invoice CYTOB for all Product manufactured for CYTOB, which invoice shall be accompanied by reasonable documentation supporting the amounts set forth in the invoice, and payment shall be made to AMAR in full before CYTOB takes physical possession of Product.  After payment, CYTOB will take possession of the Product at AMAR’s manufacturing facility and CYTOB will be responsible for all costs related to transportation of the Product.  The purchase price for Product shall be adjusted annually to reflect any increase in the US producer’s price index, drugs and pharmaceuticals, subdivision code 063 plus.  The purchase price for Product, bulk HBL IFN and anhydrous crystalline maltose shall be adjusted to reflect any third party manufacturer or HBL price increases to AMAR.

Section 7.02. Labeling and Artwork.

After execution of this Agreement, AMAR shall review and comment on any labeling and proposed changes to the labeling of the Product and shall be entitled to participate in discussions with the Governmental Authorities concerning any labeling or proposed labeling change so long as CYTOB is purchasing the Product from AMAR. Notwithstanding the above, CYTOB shall make the final decision with regard to any labeling or labeling revisions

Both Parties will approve all artwork developed for inclusion in the Product packaging, including carton labels, package inserts, etc., which approval will not be unreasonably withheld, conditioned or delayed by either Party. If CYTOB wishes to institute changes in labeling artwork, both Parties will develop a mutually acceptable implementation schedule. The actual cost of implementing such change will be at CYTOB’s sole cost and expense, including any materials made obsolete by CYTOB’s changes to the artwork. Neither Party shall alter, change or in any way modify the artwork, which has previously been approved, for any reason, without prior written authorization from the other Party, which approval will not be unreasonably withheld, conditioned or delayed, and provided that such approved artwork shall conform to all Applicable Laws.

CytoB shall provide to AMAR, for its review, all marketing plans, promotional and other support materials developed for its sales force, producers, or other outside parties.

Section 7.03.  Purchase Forms.

Purchase orders, purchase order releases, confirmations, acceptances and similar documents submitted by a Party in conducting the activities contemplated under this Agreement are for administrative purposes only and shall not add to or modify the terms of the Agreement. To the extent of any conflict or inconsistency between this Agreement and any such document, the terms of this Agreement shall govern.

Section 7.04.  Confirmation.

AMAR shall confirm each purchase order within ten business days from the date of receipt of a purchase order and shall supply the Product within a maximum of 30 days from the date of acceptance of a purchase order, or later if so specified in the purchase order. Failure of AMAR to confirm any purchase order shall not relieve AMAR of its obligation to supply Product ordered by CYTOB in conformity with this Agreement.

Section 7.05.  Delivery.

Delivery for Product shall be at AMAR's or its subcontractor's facility, which is currently located in Okayama, Japan, or such other location designated by AMAR as CYTOB may agree to in writing. Product shall be delivered, not cleared for export, to the carrier nominated by CYTOB at the designated location, and CYTOB, or its designated carrier, shall be responsible for loading and shipping to any country in the Territory. Title to any Product purchased by CYTOB shall pass to CYTOB upon the earlier of (a) a common carrier accepting possession or control of such Product, or (b) passage of such Product from the loading dock of AMAR's or its subcontractor's facilities to CYTOB or its agent.

Section 7.06.  Forecasts and Orders.

Not later than six months after submission of the NDA for a Product or other applicable regulatory filing, CYTOB will provide AMAR with a 12-month forecast of CYTOB’s requirement of each Product, which forecast will include designation of whether such Product shall be provided in bulk or Unit form, for which an NDA, or other applicable regulatory filing, has been submitted, on a Product basis, as follows:

(a) During the period commencing six months after submission of an NDA, or other applicable regulatory filing, for a Product through the end of the fourth full calendar quarter following the First Commercial Sale of that Product, the forecasts shall be provided quarterly, no less than 45 days prior to the beginning of each quarter. Said requirements will be based on standard production planning parameters, including sales forecasts, sales demand forecasts, promotional forecasts, inventory requirements, and the like. The first two quarters of the 12-month forecast will be stated in monthly requirements. AMAR will inform HBL and ask HBL to stock a minimum amount of Product equal to the second two quarters of the 12-month forecast.  The first three months of the 12-month forecast will be firm orders to purchase. The second three months will be allowed to be flexed from the previous forecast by plus or minus _____% per month until fixed by the subsequent forecast; provided that the aggregate adjustment from the quantity set forth in the previous forecast for such three-month period shall not exceed _____% in aggregate during that three-month period. For example, if CYTOB’s forecast for the first three months was for _____ Units and its forecast for the second three months was for _____ Units, the maximum number of Units CYTOB could order at the time the second three-month period becomes fixed would be _____ Units (i.e., _____% of _____ Units plus the _____ Units originally forecast). The last two quarters of any 12-month forecast will be an estimate and not binding.

(b) Following the end of the fourth full calendar quarter following the First Commercial Sale of a Product, CYTOB will provide to AMAR a rolling 12-month forecast for each Product with the first three months of the rolling 12-month forecast a firm order to purchase. Each forecast under this subsection (ii) shall be provided monthly, no less than 20 days prior to the beginning of each month. All orders will be for full batch quantities.

It is understood that AMAR will not maintain Product inventory. Nothing in this Agreement shall obligate AMAR to stock Product.

 CYTOB agrees to purchase a sufficient amount of Product to enable CYTOB to carry sufficient inventory to allow for fluctuations in sales demand so as to allow AMAR reasonable lead-time to meet increased demand. AMAR will use commercially reasonable efforts to meet any increase in demand in excess of the allowed adjustment, but will not be obligated to do so. All forecasts will be made by CYTOB to AMAR in good faith based upon standard commercial parameters. From time to time after the Effective Date, the Parties shall consider whether, in light of market demand, manufacturing capacity, inventory levels and other pertinent factors, to revise the schedule for delivery of forecasts and, if appropriate, negotiate in good faith to revise such schedule.

ARTICLE VIII:

WARRANTY, REJECTION AND INSPECTIONS

Section 8.01.  AMAR Warranty.

AMAR represents and warrants to CYTOB that the Product delivered pursuant to this Agreement (a) shall comply with the Specifications and this Agreement and conform to the certificate of analysis for each such Product; (b) are not adulterated or misbranded under Applicable Laws; and (c) at the time of Manufacture and Shipment to CYTOB, will be and are free from any failure or defects.

EXCEPT AS OTHERWISE SET FORTH HEREIN, AMAR MAKES NO OTHER WARRANTIES OF ANY OTHER KIND, INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF MERCHANTABILITY OR FITNESS OF THE PRODUCT FOR ANY PURPOSE, AND AMAR EXPRESSLY DISCLAIMS ANY SUCH OTHER WARRANTIES WITH RESPECT TO THE PRODUCT, EITHER EXPRESSED OR IMPLIED.

Section 8.02.  Rejection of Product for Failure to Conform to Specifications.

CYTOB shall have 45 days after the receipt of any Shipment to determine conformity of the Shipment to the Specifications and/or Applicable Laws, except for hidden defects. A “hidden defect” shall mean a defect in the Product not discovered by CYTOB during its testing of the Product in accordance with generally accepted industry testing procedures and which would not be a defect normally expected to be discovered in accordance with such testing. If testing of such Shipment shows a failure of the Shipment to meet the Specifications and/or Applicable Laws, CYTOB may return the entire Shipment, or any portion thereof, to AMAR at AMAR's expense within a reasonable time following the above described testing, provided that notice of non-conformity is received by AMAR from CYTOB within 45 days of CYTOB’s receipt of said Shipment. CYTOB shall have the right to request that AMAR provide to CYTOB, within 30 days after such notice is received by it, Product that meets the Specifications and Applicable Laws or to promptly provide CYTOB with full credit for the Purchase Price paid by CYTOB for the returned Product. In the case of a hidden defect, CYTOB shall have the right to request that AMAR provide to CYTOB, within thirty (30) days after a notice concerning a hidden defect is received by CYTOB, Product that meets the Specifications and Applicable Laws or to promptly provide CYTOB with full credit for the Purchase Price paid by CYTOB for the returned Product. In either case, the cost of freight and handling to return or replace Product or shall be at the expense of AMAR. If CYTOB does not notify AMAR of the non-conformity of the Product within 45 days of receipt of said Shipment, the Product shall be deemed to meet the Specifications (including those related to packaging of the Product) and Applicable Laws, except with respect to hidden defects. Notwithstanding anything in this Agreement to the contrary, the Parties may agree to a return of the Product or an adjustment in the Purchase Price in the event of any failure or defect in the Product. Should there be a discrepancy between CYTOB’s test results and the results of testing performed by AMAR, such discrepancies shall be finally resolved by testing performed by an independent Third Party mutually agreed upon by CYTOB and AMAR. The costs of such testing shall be borne by the Party against whom the discrepancy is resolved. In the event Product have been previously returned to AMAR and such independent Third Party determines that the Product meets the Specifications, CYTOB shall be responsible for all costs associated with the return.

Section 8.03.  CYTOB Inspections.

AMAR shall ask HBL upon reasonable (but not less than fifteen (15) days) prior written notice by CYTOB and during normal business hours to allow CYTOB to inspect and audit AMAR's facilities and the facilities of HBL or other subcontractors of AMAR used to Manufacture the Product, twice annually, to confirm that the such facilities and the equipment, personnel and operating and testing procedures used by AMAR or such subcontractors in the Manufacture, testing, storage and distribution of the Product are in compliance with Applicable Laws and the Governmental Approvals; provided that such inspection does not interfere with AMAR's or such subcontractor's normal operations or cause AMAR or such subcontractor's to violate or be in breach of any confidentiality agreements with any Third Parties.

ARTICLE IX:

REGULATORY COMPLIANCE

Section 9.01. Maintenance of Marketing Authorizations.

CYTOB will own all Marketing Authorizations. CYTOB agrees, at its sole cost and expense, to maintain the Marketing Authorizations including obtaining any variations or renewals thereof, including all fees and licenses, including user fees, related to the Manufacture of the Product by CYTOB. Each Party agrees that neither it nor its Affiliates or permitted sublicensees will do anything to adversely affect a Marketing Authorization.

Section 9.02. Adverse Drug Event Reporting and Phase IV Surveillance.

Each Party, including its permitted sublicensees, shall advise the other Party, by telephone or facsimile, immediately but in no event later than 24 hours after a Party, or its sublicensees, becomes aware of any potentially serious or unexpected adverse event (including adverse drug experiences, as defined in Applicable Laws) involving the Product (each, an “ADE”). Such advising Party shall provide the other Party with a written report delivered by confirmed facsimile of any adverse reaction, stating the full facts known to such Party, including customer name, address, telephone number, batch, lot and serial numbers, and other information as required by Applicable Laws. During the TERM, CYTOB shall have full responsibility for (i) monitoring such adverse reactions; and (ii) data collection activities that occur between CYTOB and the patient or medical professional, as appropriate, including any follow-up inquiries which CYTOB or AMAR deem necessary or appropriate.

In the event either Party requires information, regarding adverse drug events with respect to reports required to be filed by it in order to comply with Applicable Laws, including obligations to report ADEs to the Governmental Authorities, each Party agrees to provide such information to the other on a timely basis.

The Parties agree to follow CYTOB’s standard operating procedure for reporting and identifying adverse drug reactions (the “SOP”) in effect from time to time, a copy of which CYTOB will provide to AMAR. In the event the SOP is modified or amended during the TERM, CYTOB shall provide AMAR with copies of any such modification or amendment to the SOP for AMAR's prior approval, which will not be unreasonably withheld, conditioned or delayed, at least five business days prior to such amendment taking effect. CYTOB shall designate a qualified person under Applicable Laws to be responsible for ADE reporting in each country in the Territory.

If the report of an ADE causes a Governmental Authority to request a labeling revision as a result of an ADE or that a Phase IV surveillance program be conducted, then the Parties shall promptly enter into discussions and shall mutually agree on all of the material terms and conditions of such labeling revision or Phase IV surveillance program; provided, however the costs of such labeling revision or Phase IV surveillance program shall be paid by CYTOB. CYTOB shall have the authority to make the final decision with regard to any labeling revisions provided that CYTOB will consider, in making its decision, the effect any such labeling revisions will have on the marketing and sale of the Product outside the Territory. CYTOB agrees that should Applicable Laws require that any such interim data and results from such Phase IV surveillance programs be prepared in written form, CYTOB shall comply with such requirements and provide all such information in writing to AMAR and the Governmental Authorities in accordance with Applicable Laws. CYTOB further agrees that AMAR shall have the right to incorporate, refer to and cross-reference such results and underlying data in any regulatory filing or any other filing or requirement AMAR is required to undertake with respect to the Product, if any.

Section 9.03.  Commercial Sale Testing and Reporting.

If, after the date of First Commercial Sale in any country in the Territory, a Governmental Authority requires (a) additional testing, modification or communication related to approved indications of the Product or (b) CYTOB to conduct a Phase IV study as a condition to receiving a Marketing Authorization, then CYTOB shall design and implement any such testing, modification or communication and the costs shall be paid by CYTOB.

Section 9.04. Assistance.

Each Party shall provide reasonable assistance to the other at the other's request, in connection with their obligations pursuant to this Article IX, subject to reimbursement of all of its out-of-pocket costs by the requesting Party.

Section 9.05.  Compliance.

CYTOB shall be responsible for compliance with Applicable Laws and the Governmental Approvals relating to the design, possession, promotion, marketing, sale, advertising and distribution of the Product and Units, including obtaining all necessary permits, licenses and any other requirements relating to the import, sale and distribution of the Product. AMAR shall be responsible for compliance with Applicable Laws and Governmental Approvals relating to the Manufacture of the Product, as applicable, and with cGMP relating to the Manufacture and testing of the Product, as applicable. CYTOB and AMAR shall comply with all Applicable Laws within the Territory as set forth in this Agreement, including the provision of information by CYTOB and AMAR to each other necessary for AMAR and CYTOB to comply with any applicable reporting requirements. Each Party shall promptly notify the other Party of any comments, responses or notices received from, or inspections by, the FDA, or other Governmental Authority, which relate to or may impact the Product or the Manufacture of the Product or the sales and marketing of the Product, and shall promptly inform the other Party of any responses to such comments, responses, notices or inspections and the resolution of any issue raised by the FDA or other Governmental Authority.

ARTICLE X:

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 10.01. Corporate Power.

Each Party hereby represents and warrants that such Party is duly organized and validly existing under the laws of the state of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof.

Section 10.02. Due Authorization.

Each Party hereby represents and warrants that such Party is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder.

Section 10.03. Binding Obligation.

Each Party hereby represents and warrants that this Agreement is a legal and valid obligation binding upon it and is enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by such Party does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having authority over it.

Section 10.04. Ownership of AMAR Rights.

As of the Effective Date, AMAR represents and warrants that (a) it has all right, title and interest in and to HBL IFN and the AMAR Technology necessary to grant CYTOB the license hereunder, except with respect to CYTOB, it has not granted any license to any Third Party under the AMAR Technology (or any component thereof) and is under no obligation to grant any such license, (b) there are no outstanding liens, encumbrances, agreements or understanding of any kind, either written, oral or implied, regarding either the AMAR Technology, any component thereof or the rights of AMAR in and to HBL IFN pursuant to the HBL Agreement.

Section 10.05. Material Agreements.

AMAR represents and warrants that:

(a) each Material Agreement is valid, binding, and enforceable in accordance with its terms against AMAR and, to the knowledge of AMAR, each other party thereto, and is in full force and effect.

(b) AMAR has performed in all material respects all obligations imposed on it under each Material Agreement and neither AMAR nor to the knowledge of AMAR, any other party to a Material Agreement is in material default under any Material Agreement nor is there any event that with notice or lapse of time, or both, would constitute a material default by AMAR, or, to the knowledge of AMAR, any other party thereunder;

(c) true and complete copies of each Material Agreement, including any amendments thereto, have been delivered to CYTOB or its counsel by AMAR,

(d) the HBL Agreement was duly and validly executed in accordance with Applicable Law and no person is materially renegotiating any amount paid or payable under either agreement or any material term or provision of the HBL Agreement.

Section 10.06. Adverse Properties.

AMAR represents and warrants that it knows of no adverse effects or other properties that may raise objections from the FDA or other Governmental Authorities or may affect the use, effectiveness or merchantability of the Product.

Section 10.07. Preservation of Name and Reputation.

During the TERM, each of the Parties shall endeavor to preserve the good name and reputation of the other Party and shall conduct itself in a manner as to maintain the good name and reputation of the other Party.

Section 10.08. Debarment.

During the TERM, neither of the Parties shall utilize any employee, representative, agent, assistant or associate who has been debarred pursuant to the Act in connection with any of the activities to be carried out under this Agreement.

Section 10.09. Limitation on Warranties.

Neither Party makes any warranties, express or implied, concerning the success or commercial utility of the Product.

Section 10.10. Limitation of Liability.

EXCEPT FOR WILLFUL MISCONDUCT, GROSS NEGLIGENCE, BREACHES BY A PARTY OF SECTION 15.01 OR INFRINGEMENT OF THIRD PARTY PROPRIETARY RIGHTS, NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT OR ANY LICENSE GRANTED HEREUNDER.

ARTICLE XI:

PATENTS AND TRADEMARK

Section 11.01.  Filing, Maintenance and Protection of Patents.

AMAR has no active patents on file in the Territory.  CYTOB may, at CYTOB's expense, file, maintain and protect any future AMAR Patent Rights in the Territory during the TERM.

ARTICLE XII:

COVENANTS OF CYTOB AND AMAR

Section 12.01. Further Actions.

Upon the terms and subject to the conditions hereof, each of the Parties hereto shall use its commercially reasonable efforts to (a) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under Applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, (b) obtain from Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Parties in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (c) make all necessary filings, and thereafter make any other required submissions, with respect to this transaction under (i) the Securities Exchange Act of 1934, as amended and the Securities Act of 1933, as amended, and the rules and Regulations thereunder and any other applicable federal or state securities laws and (ii) any other Applicable Law. The Parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing copies of all such documents to the other Party's counsel (subject to appropriate confidentiality restrictions) prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith. Without limiting the generality of the foregoing, each Party shall take or omit to take such action as the other Party shall reasonably request to cause the Parties to obtain any material Governmental Approvals and/or the expiration of applicable waiting periods, provided that the foregoing shall not obligate either Party to take or to omit to take any action (including, without limitation, the expenditure of funds or any holding separate and agreeing to sell or otherwise dispose of assets, categories of assets or businesses) as in the good faith opinion of such Party, would cause a material adverse effect on a Party.

Section 12.02. Equitable Relief.

The Parties understand and agree that because of the difficulty of measuring economic losses to the non-breaching Party as a result of a breach of the covenants set forth in this Article XII or Section 15.01, and because of the immediate and irreparable damage that may be caused to the non-breaching Party for which monetary damages would not be a sufficient remedy, the Parties agree that the non-breaching Party will be entitled to seek specific performance, temporary and permanent injunctive relief, and such other equitable remedies to which it may then be entitled against the breaching Party. This Section 12.02 shall not limit any other legal or equitable remedies that the non-breaching Party may have against the breaching Party for violation of the covenants set forth in this Article XII or Section 15.01. Subject to Section 16.03, the Parties agree that the non-breaching Party shall have the right to seek relief for any violation or threatened violation of this Article XII or Section 15.01 by the breaching Party from any court of competent jurisdiction in any jurisdiction authorized to grant the relief necessary to prohibit the violation or threatened violation of this Article XII or Section 15.01. This Article XII shall apply with equal force to the breaching Party's Affiliates.

ARTICLE XIII:

INDEMNIFICATION

Section 13.01. CYTOB Indemnified by AMAR.

AMAR shall indemnify and hold CYTOB harmless from and against any liabilities or obligations, damages, losses, claims, encumbrances, costs or expenses (including attorneys' fees) (any or all of the foregoing herein referred to as “Loss”) insofar as a Loss or actions in respect thereof, whether existing or occurring prior to, on or subsequent to the Effective Date, arises out of or is based upon (a) any misrepresentation or breach of any of the warranties, covenants or agreements made by AMAR in this Agreement; (b) the Manufacture of any Product that is identifiable as having been Manufactured by or on behalf of AMAR; (c) any claims that a Product (as a result of the use of the AMAR Technology therein) or its Manufacture (as a result of the use of AMAR Technology therein), use or sale infringes the patent, trademark or other intellectual property right of a Third Party.

Section 13.02. AMAR Indemnified by CYTOB.

CYTOB shall indemnify and hold harmless AMAR from and against any Loss insofar as such Loss or actions in respect thereof occurs subsequent to the Effective Date, whether existing or occurring prior to, on or subsequent to the date hereof, arises out of or is based upon (a) any misrepresentation or breach of any of the warranties, covenants or agreements made by CYTOB in this Agreement or (b) CYTOB’s material violation of any Applicable Law.

Section 13.03. Prompt Notice Required.

No claim for indemnification hereunder shall be valid unless notice of the matter which may give rise to such claim is given in writing by the persons seeking indemnification (the “Indemnitee”) to the persons against whom indemnification may be sought (the “Indemnitor”) as soon as reasonably practicable after such Indemnitee becomes aware of such claim; provided that the failure to notify the Indemnitor shall not relieve it from any liability which it may have to the Indemnitee otherwise than under this Article XII. Such notice shall state that the Indemnitor is required to indemnify the Indemnitee for a Loss and shall specify the amount of Loss and relevant details thereof. The Indemnitor shall notify Indemnitee no later than 60 days from such notice of its intention to assume the defense of any such claim. In the event the Indemnitor fails to give such notice within that time, the Indemnitor shall no longer be entitled to assume such defense.

Section 13.04. Indemnitor May Settle.

The Indemnitor shall at its expense, have the right to settle and defend, through counsel reasonably satisfactory to the Indemnitee, any action which may be brought in connection with all matters for which indemnification is available. In such event, the Indemnitee of the Loss in question and any successor thereto shall permit the Indemnitor full and free access to its books and records and otherwise fully cooperate with the Indemnitor in connection with such action; provided that this Indemnitee shall have the right fully to participate in such defense at its own expense. The defense by the Indemnitor of any such actions shall not be deemed a waiver by the Indemnitor of its right to assert a claim with respect to the responsibility of the Indemnitor with respect to the Loss in question. The Indemnitor shall have the right to settle or compromise any claim against the Indemnitee without the consent of the Indemnitee provided that the terms thereof: (a) provide for the unconditional release of the Indemnitee; (b) require the payment of compensatory monetary damages by Indemnitor only; and (c) expressly state that neither the fact of settlement nor the settlement agreement shall constitute, or be construed or interpreted as, an admission by the Indemnitee of any issue, fact, allegation or any other aspect of the claim being settled. No Indemnitee shall pay or voluntarily permit the determination of any liability, which is subject to any such action while the Indemnitor is negotiating the settlement thereof or contesting the matter, except with the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed. If the Indemnitor fails to give Indemnitee notice of its intention to defend any such action as provided herein, the Indemnitee involved shall have the right to assume the defense thereof with counsel of its choice, at the Indemnitor's expense, and defend, settle or otherwise dispose of such action. With respect to any such action, which the Indemnitor shall fail to promptly defend, the Indemnitor shall not thereafter question the liability of the Indemnitor hereunder to the Indemnitee for any Loss (including counsel fees and other expenses of defense).

ARTICLE XIV:

DISPUTE RESOLUTION

Section 14.01. Disputes.

The Parties recognize that disputes as to certain matters may from time to time arise during the TERM, which relate to either Party's rights and/or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Article XIV if and when a dispute arises under this Agreement.

Unless otherwise specifically recited in this Agreement, disputes among the Parties will be resolved as recited in this Article XIV. Disputes among the Parties first shall be presented to the chief executive officers of AMAR and CYTOB, or their respective designees, for resolution. In the event that the chief executive officers of AMAR and CYTOB, or their respective designees, cannot resolve the dispute within ten days of being requested by a Party to resolve a dispute, either Party may, by written notice to the other, invoke the provisions of Section 14.02.

Section 14.02. Trial Without Jury.

If the Parties fail to resolve the dispute through negotiation in accordance with Section 14.01, each Party shall have the right to pursue any of the remedies legally available to resolve the dispute; provided, however, that the Parties expressly waive any right to a jury trial in any legal proceedings under this Section 14.02.

Section 14.03. Performance to Continue.

Each Party shall continue to perform its obligations under this Agreement pending final resolution of any dispute arising out of or related to this Agreement; provided, however, that a Party may suspend performance of its obligations during any period in which the other Party fails or refuses to perform its obligations.

Section 14.04. Provisional Remedies.

Although the procedures specified in this Article XIV are the sole and exclusive procedures for the resolution of disputes arising out of or related to this Agreement, either Party may seek a preliminary injunction or other provisional equitable relief, if, in its reasonable judgment, such action is necessary to avoid irreparable harm to itself or to preserve its rights under this Agreement.

Section 14.05. Determination of Patents and Other Intellectual Property.

 Notwithstanding the foregoing, any dispute relating to the determination of validity of claims, infringement or claim interpretation relating to a Party's patents shall be submitted exclusively to federal court.

ARTICLE XV:

CONFIDENTIALITY

Section 15.01. Confidentiality.

During the TERM and for a period of five years thereafter, each Party shall maintain all Confidential Information of the other Party as confidential and shall not disclose any such Confidential Information to any Third Party or use any such Confidential Information for any purpose, except (a) as expressly authorized by this Agreement, (b) as required by law, rule, regulation or court order (provided that the disclosing Party shall first notify the other Party and shall use commercially reasonable efforts to obtain confidential treatment of any such information required to be disclosed), or (c) to its Affiliates and its employees, agents, consultants and other representatives (“Representatives”) to accomplish the purposes of this Agreement, so long as such persons are under an obligation of confidentiality no less stringent than as set forth herein. Each Party may use such Confidential Information only to the extent required to accomplish the purposes of this Agreement. Each Party shall use at least the same standard of care as it uses to protect its own Confidential Information to ensure that it and its Affiliates and Representatives do not disclose or make any unauthorized use of the other Party's Confidential Information. Each Party shall be responsible for any breach of this Agreement by its Representatives. Each Party shall promptly notify the other Party upon discovery of any unauthorized use or disclosure of the other Party's Confidential Information.

Section 15.02. Publicity Review.

The Parties agree that the public announcement of the execution of this Agreement shall be in the form of press releases issued by each of the Parties on or before the Effective Date and thereafter each Party shall be entitled to make or publish any public statement consistent with the contents thereof. The Parties acknowledge the importance of supporting each other's efforts to publicly disclose results and significant developments regarding the Product. The principles to be observed by AMAR and CYTOB in such public disclosures will be: accuracy, compliance with FDA Regulations and other FDA guidance documents and other Applicable Laws, the advantage a competitor of AMAR or CYTOB may gain from any public statements under this Section 15.02, and the standards and customs in the biotechnology and pharmaceutical industries for such disclosures by companies comparable to AMAR and CYTOB. The terms of this Agreement may also be disclosed by a Party to: (a) government agencies where required by law, including filings required to be made by law with the United States Securities and Exchange Commission (“SEC”), (b) Third Parties with the prior written consent of the other Party, which consent shall not be unreasonably withheld, or (c) lenders, investment bankers and other financial institutions solely for purposes of financing the business operations of such Party, so long as such disclosure in (b) and (c) above is made under an agreement of confidentiality at least as restrictive as the confidentiality provisions in Section 15.01, to the extent possible highly sensitive terms and conditions such as financial terms are extracted from the Agreement (including in any disclosure required by law or the SEC) or deleted upon the request of the other Party, and as the disclosing Party gives reasonable advance notice of the disclosure under the circumstances requiring the disclosure.

ARTICLE XVI:

MISCELLANEOUS

Section 16.01. Commercially Reasonable Efforts.

Each Party shall use commercially reasonable and diligent efforts to perform its responsibilities under this Agreement. As used herein, the term “commercially reasonable and diligent efforts” means, unless the Parties agree otherwise, those efforts consistent with the exercise of prudent scientific and business judgment, as applied to other products of similar scientific and commercial potential within the relevant product lines of the Parties.

Section 16.02. CytoPharm.

The territories of China (Hong Kong & Macao) and Taiwan are already licensed to CytoPharm, Inc. (“CYTO”) under that certain License and Supply Agreement dated November 16, 2006 regarding certain human indications (hepatitis B, hepatitis C and influenza); and that certain Supply Agreement for Animal Health dated March 20, 2008 regarding certain indications in swine, cattle and poultry (hereinafter collectively referred to as the “CYTO Agreements”).  Within five business days of delivery of $300,000 to AMAR for CYTOB purchase of stock, AMAR shall give CYTO a first right of refusal notice regarding this Agreement for rights for all animals except swine, cattle, and poultry and for rights for all human indications except hepatitis B, hepatitis C and influenza in the territories of China (including Hong Kong & Macao) and Taiwan.  If CYTO does not accept the terms of the first right of refusal offer, within 30 days, then AMAR shall license to CYTOB all human indications except hepatitis B, hepatitis C and influenza and all animal indications except in swine, cattle and poultry for the territories of China (including Hong Kong & Macao) and Taiwan.

Section 16.03. Bumimedic.

The territory of Malaysia is already licensed to Bumimedic under that certain License and Supply Agreement dated January 18, 2006 (herein, “Bumimedic Agreement”) regarding influenza and one other indication in humans.  AMAR will give Bumimedic a first right of refusal notice for all human indications except influenza and one other indication in the territory of Malaysia.  In the first right of refusal notice, AMAR will also notify Bumimedic to identify the one other indication.  If Bumimedic does not accept the terms of the first right of refusal offer, then AMAR shall license to CYTOB all human indications except influenza and one other indication in the territory of Malaysia.

Section 16.04. Biovet.

AMAR and CYTOB will give best effort priority to work together to get import license for the Biovet’s products for Taiwan and China.

Section 16.05. Notices.

All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed to have been given if delivered personally, mailed by certified mail (return receipt requested) or sent by cable, telegram or recognized overnight delivery service to the parties at the following addresses or at such other addresses as, specified by the parties by like notice:

If to AMAR :	Dr. Joseph M. Cummins, Chairman & CEO
Amarillo Biosciences, Inc.
4134 Business Park Drive
Amarillo, TX 79110
Facsimile: (806) 376-9301

With a copy to:	Edward L. Morris, Legal Counsel
Underwood Law Firm
500 S. Taylor, Suite 1200
Amarillo, TX 79101
Facsimile: (806) 379-0316

If to CYTOB:	Jason C. c. Chang
CYTOBIOTECHl, Inc.

Taipei, Taiwan
Telephone:
Mobile:

Notice so given shall be deemed given and received (i) if by mail on the 15th day after posting; (ii) by cable, telegram, telex or personal delivery on the date of actual transmission, with evidence of transmission acceptance, or (as the case may be) personal or other delivery; and (iii) if by overnight delivery courier, on the next business day following the day such notice is delivered to the courier service.

Section 16.04. Severability.

Whenever possible, each clause, subclause, provision or condition of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any clause, subclause, provision or condition of this Agreement should be prohibited or invalid under applicable law, such clause, subclause, provision or condition shall be considered separate and severable from this Agreement to the extent of such prohibition or invalidity without invalidating the remaining clauses, subclauses, provisions and conditions of this Agreement.

Section 16.05. Entire Agreement/Merger.

This Agreement sets forth the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersedes all negotiations, preliminary agreements, memoranda or letters of proposal or intent, discussions and understandings of the Parties hereto in connection with the subject matter hereof. All discussions between the Parties have been merged into this Agreement, and neither Party shall be bound by any definition, condition, understanding, representation, warranty, covenant or provision other than as expressly stated in or contemplated by this Agreement or as subsequently shall be set forth in writing and executed by a duly authorized representative of the Party to be bound thereby.

Section 16.06. Amendment.

No amendment, change or modification of any of the terms, provisions or conditions of this Agreement shall be effective unless made in writing and signed on behalf of the Parties hereto by their duly authorized representatives.

Section 16.07. Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original document, but all such separate counterparts shall constitute only one and the same instrument. This Agreement may be signed and delivered to the other Party by facsimile signature; such transmission shall be deemed a valid signature.

Section 16.08. No Waiver of Rights.

No waiver of any term, provision, or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, provision, or condition of this Agreement.

Section 16.09. Force Majeure.

Neither Party shall be liable hereunder to the other Party nor shall be in breach for failure to deliver, provided failure to deliver is no greater than the delay in time caused by circumstances beyond the control for either Party, including acts of God, fires, floods, riots, wars, civil disturbances, sabotage, accidents, labor disputes, shortages, government actions (including priorities, requisitions, allocations and price adjustment restrictions) and inability to obtain material, equipment, labor or transportation (collectively, “Force Majeure”).

Section 16.10. Further Assurances.

The Parties hereto shall each perform such acts, execute and deliver such instruments and documents and do all such other things as may be reasonably necessary to accomplish the transactions contemplated in this Agreement.

Section 16.11. Assignment and Sublicense.

Neither this Agreement nor any of the rights, interests, options or obligations hereunder may be assigned, sublicensed or delegated by either of the Parties without the prior written consent of the other Party, provided, however, that either CYTOB or AMAR may, without such consent, assign this Agreement and its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of its business pertaining to this Agreement, or in the event of its merger or consolidation or change in control or similar transaction. Any permitted assignee shall assume all obligations of its assignor under this Agreement. Further, a Party may assign or sublicense any and all of its rights, interests, options, and delegate all obligations hereunder, to any Affiliate of such Party (and such Affiliate may further assign or sublicense this Agreement to such Party or any other Affiliate of such Party) without the consent of the other Party. In the event of an assignment or sublicense to an Affiliate, the assigning Party shall guarantee the performance of such assignee or sublicensee. The assignment or sublicense to an Affiliate shall not operate to discharge the assignor or sublicensor from any obligation under this Agreement. Any assignment that contravenes this Section 16.12 shall be void ab initio.

Section 16.12. Expenses.

The Parties hereto shall each bear their own costs and expenses (including attorneys' fees) incurred in connection with the negotiation and preparation of this Agreement and consummation of the transactions contemplated hereby.

Section 16.13. Binding Effect.

This Agreement, and all of the terms, provisions and conditions hereof, shall be binding upon and shall inure to the benefit of the Parties hereto and their respective permitted successors and assigns.

Section 16.14. Governing Law.

This Agreement shall be construed and interpreted in accordance with the laws of Taiwan if a lawsuit against CYTOB is initiated by AMAR, and any such suit shall be brought in Taiwan; this Agreement shall be construed and interpreted in accordance with the laws of Texas, USA, if a lawsuit against AMAR is initiated by CYTOB, and any such suit shall be brought in Texas, USA.

Section 16.15. Survival of Representations and Warranties.

All statements contained herein, or in any schedule hereto, shall be considered a representation, warranty or covenant of the Party making such statement. All representations, warranties, covenants contained herein, or in any schedule hereto, shall survive the closing of this transaction.

Section 16.16. No Strict Construction.

This Agreement has been prepared jointly and shall not be strictly construed against either Party.

Section 16.17. Independent Contractors.

The status of the Parties under this Agreement shall be that of independent contractor. No Party shall have the right to enter into any agreements on behalf of the other Party nor shall it represent to any Person that it has such right or authority.

CYTOB-AMAR License  Supply Agree 2-25-2009 redacted   Final Agreement

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the Effective Date.

AMARILLO BIOSCIENCES, INC.

By:           /s/ Joseph M. Cummins
    Joseph M. Cummins,
    President and Chief Executive Officer

CYTOBIOTECH, INC.

By:           /s/ Jason C. C Chang
    Jason C. C Chang
            Chief Executive Officer

CYTOB-AMAR License  Supply Agree 2-25-2009 redacted   Final Agreement